UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 0-21952

                         AMERICAN SAFETY RAZOR COMPANY
            (Exact name of registrant as specified in its charter)

                             One Razor Blade Lane
                                 P.O. Box 500
                         Verona, Virginia  24482-0500
                                (540) 248-8000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $0.01 Per Share
           (Title of each class of securities covered by this Form)

                     9 7/8% Series B Senior Notes due 2005
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)          [X]
Rule 12g-4(a) (1) (ii)    [ ]
Rule 12g-4(a) (2) (i)          [ ]
Rule 12g-4(a) (2) (ii)    [ ]
Rule 12h-3(b) (1) (i)          [X]
Rule 12h-3(b) (1) (ii)    [ ]
Rule 12h-3(b) (2) (i)          [ ]
Rule 12h-3(b) (2) (ii)    [ ]
Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice date:

     Common Stock   -     1

Pursuant to the requirements of the Securities Exchange Act of 1934, American Safety Razor Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                  AMERICAN SAFETY RAZOR COMPANY


                                  BY:  /S/ James Murphy
                                     ---------------------------------------
                                     Name:  James Murphy
                                     Title:  Chief Executive Officer and
                                               President




DATE:  July 8, 1999






























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